UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*
Alon USA Energy, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
020520102
(CUSIP Number)
Paul Eisman
7616 LBJ Freeway, Suite 300
Dallas, Texas 75251
(972) 367-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
May 3, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on Following Pages)

CUSIP No.	CUSIP NO. 020520102	Page	2	of	7

1	NAMES OF REPORTING PERSONS Alon Israel Oil Company, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Israel

	7	SOLE VOTING POWER

NUMBER OF		46,523,516

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		46,523,516

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	46,523,516

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	76.56%based on 60,769,772* shares outstanding

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC
*Includes 55,576,822 shares of Common Stock outstanding as of May 3, 2011 and 5,192,950 shares of Common
Stock to be issued upon conversion of all the Issuer’s Series A Preferred Stock held by Alon Israel (but not including conversion by other Series A Preferred Stock holders) based on the conversion price as of March 3, 2011.

CUSIP No.	CUSIP NO. 020520102	Page	3	of	7
Amendment No. 6 to Schedule 13D
     This is Amendment No. 6 (“Amendment No. 6”) to the Statement on Schedule 13D (as previously amended, the “Schedule 13D”) filed by Alon Israel Oil Company, Ltd., an Israeli limited liability company (“Alon Israel”), on August 22, 2008, as amended by that Amendment No. 1 to the Schedule 13D filed on August 25, 2008, as amended by that Amendment No. 2 to Schedule 13D filed on September 8, 2008, as amended by that Amendment No. 3 to the Schedule 13D filed on September 23, 2009, as amended by that Amendment No. 4 to the Schedule 13D filed on January 5, 2010, as amended by that Amendment No. 5 to the Schedule 13D filed on November 2, 2010, relating to the shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Alon USA Energy, Inc. (the “Issuer”).

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended by adding the following:
     On February 21, 2011, Alon Israel entered into a Loan Agreement with Alon Brands, Inc. (“Alon Brands”), pursuant to which Alon Israel made a loan to Alon Brands. In connection with this loan, the Issuer issued to Alon Israel warrants (the “Warrants”) to purchase up to 1,237,113 shares of Common Stock for an aggregate purchase price of up to $12 million (as may be adjusted from time to time). Pursuant to the terms of the Warrant Agreement, dated as of March 14, 2011, among the Issuer, Alon Brands and Alon Israel (the “Warrant Agreement”), Alon Israel had the right to transfer or assign its interest in the Warrants, or any portion thereof, to any of its affiliates. On March 14, 2011, Alon Israel assigned the $12.0 million loan and all of its interest in the Warrants to certain shareholders of Alon Israel and their affiliates, including (i) Mr. David Wiessman, the Issuer’s Executive Chairman of the Board and a shareholder of Bielsol Investments (1987) Ltd. (which is a 50.38% shareholder of Alon Israel) (“Bielsol”), (ii) Shebug Ltd., a shareholder of Bielsol, and (iii) five purchase organizations of the Kibbutz Movement (each a current shareholder of Alon Israel) (collectively, the “Warrant Holders”).
     Pursuant to the Warrant Agreement, the Warrant Holders may exercise the Warrants at any time, in whole or in part, upon payment of the exercise price or upon exercise of the Warrants on a “net share” or cashless basis. At the time of exercise, in addition to issuing the necessary number of whole shares of Common Stock for which the Warrants are exercised, the Issuer will pay cash in lieu of any fractional share to which the Warrant Holders would otherwise be entitled.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended by replacing the first paragraph in its entirety with the following:
     The Issuer is believed to have 55,576,822 shares of Common Stock outstanding as of May 3, 2011. Alon Israel beneficially owns 46,523,516 shares of Common Stock. The 46,523,516 shares consists of 41,330,566 shares of Common Stock held directly by Alon Israel, and 5,192,950 shares of Common Stock underlying the 3,500,000 shares of the Issuer’s Preferred Stock held by Alon Israel based on the conversion price as of March 3, 2011. Assuming conversion of all the shares of the Issuer’s Preferred Stock held by Alon Israel (but not including conversion by other Series A Preferred Stock holders), Alon Israel would own approximately 76.56% of the outstanding Common Stock and would have sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of 46,523,516 shares.
     On March 14, 2011, pursuant to the terms of the Warrant Agreement, Alon Israel assigned all of its interest in the Warrants to the Warrant Holders, each of whom are shareholders of Alon Israel or their affiliates.
     As of March 1, 2011, Alon Israel had 6,215,185 ordinary shares outstanding, which were owned of record as follows:

CUSIP No.	CUSIP NO. 020520102	Page	4	of	7

		Percent of
	Number of	Outstanding
Record Holder	Shares	Shares
Bielsol Investments (1987) Ltd. (a)	3,131,375	50.38%
Several Purchase Organizations of the Kibbutz Movement (b)	2,915,497	46.91
Mr. Eitan Shmueli, as trustee (c)	168,313	2.71

Total	6,215,185	100.00%

(a) Bielsol is beneficially owned (1) 80.0% by Shebug Ltd., an Israeli limited liability company that is wholly owned by the family of Shraga Biran (where all voting rights have been granted to Shraga Biran), the father of Boaz Biran, one of the Issuer’s directors, and (2) 20.0% by Mr. David Wiessman.
(b) The Kibbutz Movement is a combination of approximately 270 economic cooperatives, or purchase organizations, engaged in agriculture, industry and commerce in Israel. The shares of Alon Israel shown in the table above as owned by several purchase organizations of the Kibbutz Movement are owned of record by nine such purchase organizations. Each of the purchase organizations that owns of record 5% or more of the outstanding shares of Alon Israel is shown on the following table:

		Percent of
	Number of	Outstanding
Purchase Organization	Shares	Shares
Granot Cooperative Regional Organization Corporation (i)	505,172	8.13%
Mishkey Emek Hayarden Ltd.	489,012	7.87%
Miskey Hanegev Export Ltd.	476,209	7.66%
Mishkey Darom Cooperative Regional Organization Corporation	385,519	6.20%
Mishkey Galil elyon Cooperative Regional Organization Corporation	391,005	6.29%
Alonit Cooperative Regional Organization Corporation	405,394	6.52%
     (i) Itzhak Bader, one of the Issuer’s directors, is Chairman of Granot Cooperative Regional Organization Corporation.
The purchase organizations of the Kibbutz Movement have granted a holding company, or the Holding Company, an irrevocable power of attorney to vote all of the shares of Alon Israel held by such purchase organizations. The Holding Company is an Israeli limited liability company that is owned by nine organizations of the Kibbutz Movement, some of which are also stockholders of Alon Israel. One of the Issuer’s directors, Mr. Bader, is Chairman of the Holding Company.
(c) The shares of Alon Israel held by Mr. Eitan Shmueli are held by him as trustee of a trust which Mr. David Wiessman is the sole beneficiary. These shares are treated as non-voting shares.
     The Warrants were assigned by Alon Israel to its shareholders and their affiliates as follows:

CUSIP No.	CUSIP NO. 020520102	Page	5	of	7

Shares of Common Stock
Covered by Assignee’s
Name of Assignee	Warrants
Mishkei Emek Yizrael Cooperative Regional Organization Corporation	84,361
Mishkey Darom Holdings Cooperative Regional Organization Corporation	112,464
Miskey Hanegev Cooperative Regional Organization Corporation	140,577
Mishkey Hamifratz Cooperative Regional Organization Corporation	98,402
Aloney Granot Cooperative Regional Organization Corporation	182,753
Shebug Ltd.	494,845
Mr. David Wiessman	123,711
     As a result of the assignment of the Warrants, Alon Israel disclaims beneficial ownership in the shares of Common Stock underlying the Warrants.
Item 5 is hereby amended by deleting the second paragraph in its entirety and replacing it with the following:
     Mr. David Wiessman, the President and Chief Executive Officer of Alon Israel, beneficially owns 2,880,400 shares of Common Stock comprised of (a) 123,711 shares of Common Stock underlying the Warrants assigned to Mr. Wiessman by Alon Israel (the “Wiessman Warrants”); (b) a right to exchange a 2.71% ownership interest in Alon Israel held in trust by Eitan Shmueli, as trustee, of which Mr. Wiessman is the sole beneficiary, for a 2.71% ownership interest in certain subsidiaries of Alon Israel, including the Issuer, which if exercised in full as of May 3, 2011 (and assuming the exercise of the Wiessman Warrants by Mr. Wiessman but not by any other Warrant holders) would represent 1,509,484 shares of Common Stock and (c) 1,297,205 shares of Common Stock held by Mr. Wiessman. Other than Mr. Wiessman, none of Alon Israel’s directors or executive officers beneficially own any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended by adding the following:
Assignment of Warrants
     Pursuant to the Assignment, dated March 14, 2011, by and among Alon Brands, Inc., Alon Israel Oil Company, Ltd., Alon USA Energy, Inc., Mishkei Emek Yizrael Cooperative, Mishkey Darom Holdings Cooperative, Miskey Hanegev Cooperative, Mishkei Hamifratz Cooperative Regional, Aloney Granot Cooperative Regional, Shebug Ltd. and David Wiessman, Alon Israel assigned its interest in the Warrants, and the shares of Common Stock underlying the Warrants, to Mishkei Emek Yizrael Cooperative, Mishkey Darom Holdings Cooperative, Miskey Hanegev Cooperative, Mishkei Hamifratz Cooperative Regional, Aloney Granot Cooperative Regional, Shebug Ltd. and David Wiessman. As a result of the assignment of the Warrants, Alon Israel disclaims beneficial ownership in the shares of Common Stock underlying the Warrants.

CUSIP No.	CUSIP NO. 020520102	Page	6	of	7

Item 7.	Material To Be Filed as Exhibits.
Item 7 is hereby amended by adding the following:
3.7	Assignment, dated March 14, 2011, by and among Alon Brands, Inc., Alon Israel Oil Company, Ltd., Alon USA Energy, Inc., Mishkei Emek Yizrael Cooperative, Mishkey Darom Holdings Cooperative, Miskey Hanegev Cooperative, Mishkei Hamifratz Cooperative Regional, Aloney Granot Cooperative Regional, Shebug Ltd. and David Wiessman.
3.8	Loan Agreement, dated as of February 21, 2011, between Alon Brands, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.21 to Form S-1/A, filed by Alon Brands, Inc. on April 6, 2011, SEC File No. 333-155296).
3.9	Warrant Agreement, dated March 14, 2011, between Alon USA Energy, Inc. and Alon Israel Oil Company, Ltd. (incorporated by reference to Exhibit 10.106 to Form 10-K, filed by the Issuer on March 15, 2011, SEC File No. 001-32567).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David Wiessman David Wiessman President and Chief Executive Officer	May 5, 2011
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations
(See 18 U.S.C. 1001).